United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Vale provides update on operating licenses for Onça Puma and Sossego mines

Rio de Janeiro, June 27th, 2024 - Following the announcements made on April 3¹ and April 15², 2024, Vale S.A. (“Vale” or “Company”) informs that it has reached agreements with the Pará State General Attorney's Office and the Pará State Environment Secretariat (“SEMAS”), approved by the Supreme Court (“STF”), under the Center of Consensual Conflict Resolution, aimed at reinstating the operating licenses for the Onça Puma and Sossego mines.

The respective licenses are expected to be reinstated within 48 hours by the environment authority. After that, Vale will proceed with the operational resumption processes as soon as possible. The Company will also commence the implementation of socio-environmental measures in accordance with the terms and conditions defined between the parties.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

1 With the title “Vale informs on the Pará State Court’s decision about the Onça Puma Mine” available here.

2 With the title “Vale informs on the Pará State Court’s decision about the Sossego Mine” available here.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 27, 2024		Director of Investor Relations